UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2022 (Report No. 4)

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated by reference herein is Safe-T Group Ltd.’s (the “Registrant”) press release issued on November 29, 2022, titled “Safe-T Group Reports growth of 109% Achieving Revenues of $13.6 Million for the First Nine Months of 2022, Exceeding Full-Year 2021 Revenues”, announcing the Registrant’s financial results for the nine-month period ended September 30, 2022.

The first paragraph and six bullet points under the first paragraph, the sections titled “Third Quarter 2022 Highlights and Recent Business Developments”, “Financial Results for the Three Months Ended September 30, 2022”, “Financial Results for the Nine Months Ended September 30, 2022”, “Balance Sheet Highlights”, “Use of Non-IFRS Financial Results”, “Forward-Looking Statements” and the IFRS financial statements in the press release attached hereto as Exhibit 99.1 are incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744 and 333-267586) and Form F-3 (File Nos. 333-233724, 333-235368, 333-236030, 333-233976, 333-237629, 333-253983 and 333-267580) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press release issued by Safe-T Group Ltd. on November 29, 2022, titled “Safe-T Group Reports growth of 109% Achieving Revenues of $13.6 Million for the First Nine Months of 2022, Exceeding Full-Year 2021 Revenues”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

Date: November 29, 2022	By	/s/ Hagit Gal
	Name:	Hagit Gal
	Title:	Corporate Legal Counsel

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